EXHIBIT 3.2

                                Lock-Up Agreement
                                  July 20, 1995

Whereas, on June 27, 1992 ValueStar Corporation (the "Company") and James Stein ("Stein") entered into an escrow and earnout arrangement, the Share Escrow Agreement, pursuant to which Stein's 1,225,000 common shares obtained on the merger of the Company and ValueStar, Inc. were placed in escrow.

And, Whereas, prior to July 20, 1995 a total of 200,000 shares had been approved by the Board of Directors for release from escrow and on July 20, 1995 the shareholders approved the release of the balance of 1,025,000 common shares from the Share Escrow Agreement, subject to this lock-up agreement.

Now, Therefore, for valid consideration Stein agrees to the terms of this lock-up agreement providing that the 1,025,000 common shares ("Lock-Up Shares") shall not be sold, hypothecated or otherwise transferred by him until the first to occur of:

         (i) three years from the release of the shares from the Share Escow Agreement (July 20, 1998)

         (ii) when audited or unaudited financial statements of the Company, prepared in accordance with generally accepted accounting principles, demonstrate on their face that the Company has realized net profits for two fiscal quarters in a row.

However, a majority of disinterested shareholders may approve (by meeting or written consent) any resales of all or a portion of the Lock-Up Shares prior to meeting the date or conditions above.

Stein agrees the Company may provide its transfer agent a copy of this agreement and may also instruct the transfer company to restrict transfer of the shares and/or legend the Lock-Up Shares accordingly.

This agreement is effective this 20th day of July, 1995.

VALUESTAR CORPORATION


/s/ JAMES A. BARNES
By: James A. Barnes, Secretary/Treasurer



JAMES STEIN


/s/ JAMES STEIN
James Stein